

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Wang Dian
Chief Executive Officer
Hywin Holdings Ltd.
F3, Hywin Financial Centre
8 Yincheng Mid. Road
Pudong New District , Shanghai 200120
People's Republic of China

> **Re: Hywin Holdings Ltd.**
> **Form 20-F for Fiscal Year Ended June 30, 2022**
> **Filed October 12, 2022**
> **File No. 001-40238**

Dear Wang Dian:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed October 12, 2022

Introduction, page 1

1.     In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition.  Please include your proposed disclosure in your response letter.

D. Risk Factors, page 7

2.     Given the Chinese government's significant oversight and discretion over the conduct of your business, in future filings please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent

to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include your proposed disclosure in your response letter.

Item 4. Information on the Company
B. Business Overview, page 90

3. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose in future filings, if true, that the VIE agreements have not been tested in a court of law. Please include your proposed disclosure in your response letter.

4. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. In future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please include the proposed disclosure in your response letter.

<u>General</u>

5.     In future filings, please prominently disclose that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors.  If true, disclose that these contracts have not been tested in court.  Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies, and disclose that investors may never hold equity interests in the Chinese operating company.  Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities that you are registering for sale, including that it could cause the value of such securities to significantly decline of become worthless.  Please include your proposed disclosure in the response letter.

6.     In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.  Please include the proposed disclosure in your response letter.

7.     In future filings, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please include the proposed disclosure in your response letter.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 if you have questions.

                          Sincerely,

Wang Dian
Hywin Holdings Ltd.
March 30, 2023
Page 4

Division of Corporation Finance
Office of Finance

cc:     LOK Wai